Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Moto Goldmines Limited
Commission File Number: 132-02694
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold”)
Randgold Resources enters into Irrevocable Commitment to implement the Proposed Randgold Transaction with Moto Goldmines
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
London, United Kingdom, 27 July, 2009 — Randgold Resources Limited notes the announcement made by Moto Goldmines Limited (“Moto” or the “Company”) (TSX:MGL) (AIM:MOE) earlier today and is pleased that the Board of Moto has determined that the Proposed Randgold Transaction constitutes a “Superior Proposal” as defined under the arrangement agreement between Red Back Mining Inc. (“Red Back”) and Moto, entered into on 1 June 2009, as amended effective 26 June 2009 (the “Red Back Agreement”).
On 16 July 2009, Randgold announced the terms of a proposed transaction (the “Proposed Randgold Transaction”), under which Moto shareholders would receive 0.07061 of an ordinary share of Randgold (or, where applicable, 0.07061 of an American Depositary Share (“ADS”) of Randgold) per Moto share. In addition, Moto shareholders would be provided the option to elect to receive (in lieu of Randgold shares or ADSs) cash consideration of US$4.47 per Moto share (C$5.00 based on the noon exchange rate published by the Bank of Canada on 15 July 2009) in respect of all or some of their Moto shares, subject to proration based on an aggregate maximum cash amount payable to all Moto shareholders under the Proposed Randgold Transaction of US$244 million (the “Cash Election”).
As at 24 July 2009, the Proposed Randgold Transaction values each Moto share at C$5.01 (based on the noon exchange rate published by the Bank of Canada on 24 July 2009). Red Back’s offer values each Moto share at only C$4.50 (as at close of business on 24 July). In addition, Randgold is offering Moto shareholders the certain value of the Cash Election.
Randgold also has support from shareholders of Moto representing 36.1% of the issued and outstanding common shares of Moto to vote in favour of the Proposed Randgold Transaction and to vote against the Red Back transaction, if it is not withdrawn, as well as formal written support for the Proposed Randgold Transaction from the Government of the Democratic Republic of the Congo.
Randgold and AngloGold Ashanti Limited (“AngloGold”) have agreed to cooperate in respect of the Proposed Randgold Transaction. In that regard, AngloGold has agreed to fully fund the Cash Election described above in partial payment for an indirect 50% interest in Moto which it would acquire upon completion of the Proposed Randgold Transaction. In addition, following completion of the Proposed Randgold Transaction, AngloGold would be jointly responsible with Randgold for funding the development of the Moto Gold Project. Randgold would be appointed operator of the project.
Randgold and AngloGold have received the full support from their respective boards of directors for the Proposed Randgold Transaction. Neither Randgold nor AngloGold requires shareholder approval in order to proceed with the Proposed Randgold Transaction.

Irrevocable commitment to enter into Arrangement Agreement
Randgold has executed an irrevocable commitment (the “Irrevocable Commitment”) to enter into an arrangement agreement (the “Arrangement Agreement”) to implement the Proposed Randgold Transaction, provided that Red Back does not match the Proposed Randgold Transaction by the end of the day (12:00 midnight (Vancouver time)) on Tuesday, August 4, 2009. Save for the superior financial terms of the Proposed Randgold Transaction, the Arrangement Agreement is substantially identical to the Red Back Agreement.
Pursuant to the Red Back Agreement, Red Back has the right, but not the obligation, to offer to amend the terms of the Red Back Agreement within five business days ending at the end of the day (12:00 midnight (Vancouver time)) on Tuesday, August 4, 2009 (the “Response Period”). Under the Irrevocable Commitment, if, prior to expiry of the Response Period, Red Back does not offer to amend the terms of the Red Back Agreement or notifies Moto that it has determined not to offer to amend the terms of the Red Back Agreement, Randgold has undertaken to enter into the Arrangement Agreement. The Irrevocable Commitment is subject to customary termination rights, including no occurrence of a material adverse change affecting Moto. If Red Back amends the terms of the Red Back Agreement prior to expiry of the Response Period and the Board of Moto determines that the Proposed Randgold Transaction no longer constitutes a Superior Proposal, the Irrevocable Commitment will terminate.
Key benefits of the Proposed Randgold Transaction to Moto shareholders
Randgold is a gold producer with a proven track record of finding, financing, developing and operating mines in West Africa. Randgold has a history of building strong relationships with the governments in whose countries it operates, especially in Francophone Africa, and has a proven track record of delivering profits and real value to shareholders through long term disciplined growth based on maintaining a pipeline of high-quality development projects, strict cost control and operational excellence. AngloGold is one of the largest gold producers in the world with meaningful production and exploration activities in Africa, including exploration activities in the Democratic Republic of the Congo (“DRC”). The agreement to develop jointly the Moto Gold Project combines Randgold’s and AngloGold’s regional business knowledge and government relationships with their extensive gold mining expertise.
Randgold sees the following key attractions to the Proposed Randgold Transaction:
*	Ability to bring the Moto Gold Project into production. Moto shareholders will benefit from Randgold’s strong, experienced technical and management teams that have proven their ability to bring assets into production in West Africa. Randgold and AngloGold, together, bring the scale and the access to capital required to bring the Moto Gold Project into production, together with their experience in governmental relationships. Randgold’s capital projects team is the same team that has successfully built three mines in West Africa, including one underground mine, and has proven its ability to build mining projects to first world standards within acceptable capital constraints.

*	Political support and regional knowledge. Randgold has a successful track record of unlocking the mineral wealth of other countries in the region, in particular in Francophone Africa, whilst at the same time being regarded as a good corporate citizen and socially responsible. Across its six operations in three West African countries, together with its Geita gold mine in Tanzania, AngloGold has a well established mining track record in West and Eastern Africa. AngloGold has been a joint venture partner with Randgold in the Morila mine in Mali since July 2000, where the two companies continue to enjoy a successful partnership. Following its business combination with Ashanti Goldfields Company Limited in April 2004, AngloGold acquired exploration properties in the DRC, with current greenfield exploration activities focused around the town of Mongbwalu in the north-eastern part of the country. In addition to its extensive exploration activities in the north-east, AngloGold also maintains a fully staffed country office in the DRC capital, Kinshasa. As such, Randgold believes that Randgold’s and AngloGold’s relationships in Africa will assist in unlocking the value of the Moto Gold Project. Randgold has received formal written support for the Proposed Randgold Transaction from the Government of the DRC which recognises significant merits in Randgold as operator of the Moto Gold Project.

*	Continued participation in the Moto Gold Project. Moto shareholders, through their interest in the enlarged Randgold, will continue to benefit from any upside in the Moto Gold Project when it is developed by Randgold and AngloGold.

*	Liquidity. Over the last month the average aggregate daily trading value of Randgold shares on the London Stock Exchange and Randgold ADSs on NASDAQ was US$85 million, compared to US$9 million for Red Back’s shares on the Toronto Stock Exchange and an aggregate of US$2 million for Moto’s shares on the Toronto Stock Exchange and the London Stock Exchange’s Alternative Investment Market, adjusted to United States dollars, to 24 July 2009.

*	Diversification of risk. Through their continued participation in the enlarged Randgold, Moto shareholders will have an interest in a company that is active across West and Central Africa, with assets that span the developmental lifecycle, from exploration and highly prospective opportunities through to immediately pre-development projects and producing assets.

*	Participation in the upside in Randgold’s portfolio. Moto shareholders will participate in any upside in Randgold’s existing assets and successful exploration portfolio. In particular, Randgold sees significant continued exploration upside at both Loulo and Tongon, whilst Massawa and Randgold’s latest discovery, Gounkoto, have the potential to be truly world class assets.

*	Financial strength in challenging times. Randgold and AngloGold are well funded and, together with their existing strong cash flows from operations, are capable of funding current development and future projects, including the Moto Gold Project.

*	Ability to exit for certain value at a premium. In the event that any Moto shareholder is not attracted to the merits of the Proposed Randgold Transaction as outlined above, under the Cash Election, Moto shareholders can elect to receive up to 100% cash consideration (subject to proration) and therefore lock in the premium being offered.
This release is for informational purposes only and it is not intended to be proxy solicitation materials and it does not constitute an offer to sell or a solicitation of an offer to buy securities of Randgold, Moto or AngloGold.

Enquiries:
For further information, please contact:
Randgold Resources Limited
Dr Mark Bristow	Kathy du Plessis
Chief Executive	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 20 7557 7738
Tel: +223 6675 0122	email: randgoldresources@dpapr.com
About Randgold
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated reserves of 8.87 Moz. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila Joint Venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. The acquisition of Moto will increase Randgold’s attributable reserves, measured and indicated resources, and inferred resources by 1.9 Moz, 4.0 Moz, and 3.9 Moz, respectively.
About Moto
Moto is an emerging gold producer committed to developing its key asset, a 70% interest in the Moto Gold Project which is one of the largest undeveloped gold deposits in Africa. The project is a joint venture between L’Office des Mines d’or de Kilo-Moto (“OKIMO”) and Moto and covers an area of approximately

1,841 km2 with significant mineral resources and growth potential. The company completed an Optimized Feasibility Study in February 2009 which contemplates an open pit and underground mining operation producing approximately 2.5 million ounces in the first five years of operation. As at 31 March 2009, Moto had gross assets of approximately AUS$245.8m. For the year ended 31 December 2008, Moto made a net loss of approximately AUS$14.1m.
Legends
HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and no one else in connection with the Proposed Randgold Transaction and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Randgold Transaction, the contents of this announcement or any other matter referred to herein.
CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based include that Randgold and Moto will be able to satisfy the conditions in the definitive agreement, that the required approvals will be obtained from the shareholders of Moto, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Randgold or Moto and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold and Moto to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of the combined companies, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended December 31, 2008 which was filed with the U.S. Securities and Exchange Commission on May 15, 2009 and in the section entitled “Risk Factors” in Moto’s Amended and Restated Annual Information Form of the year ended December 31, 2008. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Cautionary note to US investors; the U.S. Securities and Exchange Commission (the “SEC”) permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
In the event a transaction is entered into between Randgold and Moto, of which there can be no assurance, Randgold will file important documents with the SEC and with applicable Canadian securities regulatory authorities. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to:
Randgold Resources Limited
David Haddon
General Counsel and Secretary